LEONARD, STREET AND DEINARD
150 South Fifth Street
Minneapolis, Minnesota 55402
November 16, 2006
LETTER AMENDING AND REPLACING
NOVEMBER 15, 2006 RESPONSE LETTER
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	LodgeNet Entertainment Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Quarter Ended June 30, 2006
Filed August 8, 2006
File No. 0-22334
Dear Mr. Spirgel:
We represent LodgeNet Entertainment Corporation, a Delaware corporation (“LodgeNet” or the “Company”) and have been authorized by them to respond to the Staff’s letter, dated November 7, 2006, and the two itemized comments contained therein (the “Staff Comment Letter”). We have set forth each of the comments from the Staff Comment Letter, followed by the Company’s response.
COMMENT 1: Note 2 — Share-based Compensation, pages 7-8
1.	Tell us what you mean by “annualized standard deviation of the natural logarithms of relative stock prices over the option’s expected term.”
RESPONSE TO COMMENT 1:
•	The Company measures volatility as the fluctuation or movement of the Company’s stock price over a time period corresponding to the expected life of an option. Under the Black-Scholes option-pricing model, volatility is specifically measured as an annualized standard deviation of the appreciation or depreciation of the stock price.

The Company’s disclosure includes a summarized definition of “Volatility” as defined in SFAS No. 123R — Appendix E: Glossary “A measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Volatility also may be defined as a probability-weighted measure of the dispersion of the returns about the mean. The volatility of a share price is the standard deviation of the continuously compounded rates of return on the share over a specified period. That is the same as the standard deviation of the differences in the natural logarithms of the stock prices plus dividends, if any, over the period. The higher the volatility, the more the returns on the shares can be expected to vary — up or down. Volatility is typically expressed in annualized terms.”

Since volatility is expressed in an annualized term, the Company aggregated the expression and paraphrased the definition of volatility as the statistical standard deviation of the Company’s stock prices over the option’s expected life expressed on an annualized basis. The Company will clarify this disclosure in future filings to include the following: “The Company measures volatility as the fluctuation or movement of the Company’s stock price over a time period corresponding to the expected life of the option.”
COMMENT 2: Non-Vested Shares (Restricted Stock), page 10
2.	Describe to us the performance metric related to your performance-based restricted stock. Also, tell us your consideration for SFAS 123R with respect to your accounting for these issuances.
RESPONSE TO COMMENT 2:
•	Vesting of the Company’s performance-based restricted stock is contingent on the Company’s financial achievement of cumulative earnings for 2006, 2007 and 2008 of at least $1.10 per share. This performance metric has been previously reported in the Company’s filings on Form 8-K, which included the actual agreement containing the performance metric as a material contract. The Company will expand its future disclosure by including a description to the effect that the performance metric is based on cumulative earnings per share over a period of time.

With respect to SFAS 123R, Par. 44 provides the guidance for the Company’s accounting of performance-based restricted stock. The paragraph states that “Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition — compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.”

The Company’s disclosure stated that the Company “currently expects to achieve these performance goals”. The Company does believe the performance condition is probable and has been ratably amortizing the fair value of the performance-based restricted stock over the period that the performance metric is being measured. The Company will continue to evaluate the probability of the condition at the end of each reporting period.
The Company believes the above responses address the questions and concerns expressed within the SEC Staff Comment Letter dated November 7, 2006.
In addition, the Company has authorized us to inform you that it specifically acknowledges 1) that it is responsible for the adequacy and accuracy of the disclosure contained in its filings; 2) that Staff comments or changes to the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and 3) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517. We thank you for your cooperation.
Very truly yours,
LEONARD, STREET AND DEINARD
/s/ Mark S. Weitz
Mark S. Weitz

cc:	Gary Ritondaro
Jim Naro
Diep Doan

3